UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 February 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes            ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Q2 results – media release

2.	Telecom Q2 results – condensed accounts

3.	Telecom Q2 results – management commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 11 February 2011	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

11 February, 2011

OPERATIONAL FOCUS DELIVERS IMPROVED CASH

OUTLOOK DESPITE HIGHER TAX AND REGULATORY

COSTS

Telecom New Zealand has today announced adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) of $868m for the half year ended 31 December 2010, a reduction of 0.5% on the same period in the previous financial year.

Adjusted Revenue for the half was $2,583m, 3.3% down on H1 FY10; Adjusted Expenses, at $1,715m, decreased faster, by 4.7%, reflecting lower mobile cost of sales and ongoing efficiency improvements.

Telecom CEO, Paul Reynolds, said:

“A continued strong focus on operational excellence and cost control has helped to offset increased tax and ongoing regulatory impacts. We remain on track to deliver our full year earnings guidance and indeed we have improved the Group capex outlook; we now expect full year capex to be within the $950m - $1.0bn range for the financial year, down from the $1.0bn to $1.1bn indicated previously.

“Telecom’s strategy has been updated to drive better product, platform and process outcomes for customers, create a leaner operating model, and an intense focus on free cash flow through management of capital and operating costs. Telecom people have been set revised targets and accountabilities to meet these goals.

“As a result, we are on track to deliver our goal of $155m of cost-out in FY11.

“The XT mobile network continues to grow strongly and we now have over one million customers on XT, representing around 45% of our total mobile base, and 71% of our mobile revenue,” said Dr Reynolds.

Earlier this week the Government announced it will move into commercial negotiations with Telecom and Vodafone for its Rural Broadband Initiative.

Telecom is continuing to engage in detailed discussions with both Crown Fibre Holdings and the Ministry of Economic Development on Ultra-fast Broadband (UFB), and we await further announcements.

ADJUSTED INCOME STATEMENT

Half year ended 31 Dec	2010 $m	2009 $m	Change %
Revenue	2,583	2,671	-3.3%
Expenses	(1,715)	(1,799)	-4.7%
EBITDA	868	872	-0.5%
EBIT	338	362	-6.6%
Net Earnings	158	243	-35.0%
EPS	8	13	-38.5%
DPS	7	12	-41.7%

CHORUS

Chorus reported increased EBITDA of $391m for H1 FY11, up $6m on the equivalent period last year.

“Chorus now has one year and fewer than 1,000 cabinets to go in its nationwide fibre-to-the-node programme, which is running ahead of schedule, with around 26,300km of fibre optic cable and 2,600 cabinets already deployed,” said Ewen Powell, acting CEO, Chorus.

“Our focus on quality and service has delivered strong customer satisfaction results and our service companies are delivering benefits in both performance gains and customer experience.

“For example, we’ve seen a 15% improvement in meeting commitments to install and repair customer services on time, and have increased the number of times faults are fixed right, first time.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported H1 FY11 EBITDA of $46m for the half, a 57.8% decrease on H1 FY10.

“While Wholesale external EBITDA was up 9% on the previous equivalent period, fully-traded EBITDA was down due to internal cost allocations, a changing product mix and broadband repricing,” said Nick Clarke, acting CEO, Telecom Wholesale.

“Strong access and broadband connection growth continued, including 28,000 new access connections and 30,000 new broadband connections in the half year.

“We will continue to focus on customer service improvements, cost control, and realising the benefits of combining the international and domestic data portfolios.”

2

The assessment of strategic options for Telecom International’s wholesale voice business continues.

TELECOM RETAIL

Telecom Retail reported EBITDA of $240m for the first half of FY11, up 36% on the on the equivalent period last year.

Alan Gourdie, CEO, Telecom Retail, said the solid increase in EBITDA reflects lower mobile cost of sales, a focus on removing cost from the business and improved broadband pricing from Wholesale.

“During the half year we also saw improved mobile performance with good growth in the customer base and ARPU, and a significant positive shift in brand perception of XT, underpinned by excellent network performance.

“We remain focused on reducing churn across our fixed line base, and our Total Office and Total Home bundles continue to perform well with the recently launched Total Home Broadband proving very popular with customers.

“We continue to focus on acquisition and retention of high value mobile customers. In the second half of the year we will be leveraging our superior network and increasing XT brand preference to drive smartphone sales, grow our customer base and continue ARPU growth,” Mr Gourdie said.

GEN-i

Gen-i reported EBITDA of $105m for the period, a 6.1% increase over the first half of FY10.

EBITDA growth was driven by IT services growth, decreasing overhead costs and decreasing internal costs, which are falling in line with external telco revenues.

“Mobile connections continued to grow, by around 5% in the first half of the year, and voice and data revenues also improved, up 5%,” said Chris Quin, CEO, Gen-i.

“Our focus on future-ready capability has seen the build of managed services to maximise the capabilities of the new fibre world. Our focus for the remainder of the year will be the simplification of services and growth in cloud services through the rollout of more products and services and developing a roadmap for hosted communications.”

3

AAPT

AAPT reported adjusted EBITDA of A$38m for the first half of FY11.

EBITDA was affected by Telstra’s renegotiated wholesale terms which reflect reduced volumes and the sale of the Consumer business, partially offset by lower operating expenses.

“We have successfully divested the Consumer business from AAPT and completed the sale process, and the Wholesale and Business divisions continue their strong sales performance,” said Paul Broad, CEO, AAPT.

“The Inter-city network core upgrade programme is now complete, ensuring the reliability of transmission throughout Australia.

“Our focus remains on creating a simpler, leaner business structure, including the imminent completion of our billing rationalisation programme.

“We will also aim to accelerate sales growth in data and our new SIP voice product for the business and wholesale markets,” Mr Broad said.

GUIDANCE

Financial guidance does not reflect any impact from the Government’s Ultra-fast Broadband initiative, which is likely to reshape the industry.

•	FY11 Guidance

•	Adjusted EBITDA of $1.72bn to $1.78bn

•	Depreciation and amortisation of $1.00bn to $1.06bn

•	Effective tax rate of around 33%

•	Adjusted Net Earnings of $330m to $370m

•	Capex of $950m to $1.0bn (previously $1.0bn to $1.1bn)

•	FY12 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	FY13 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	Capex around $750m

4

DIVIDEND

For FY11 Telecom will target a payout ratio of 90% of adjusted net earnings. In accordance with this policy, a Q2 dividend of 3.5c per share has been declared, with full imputation. The Dividend Reinvestment Plan (DRP) and on-market buy back have been suspended due to the current status of UFB negotiations.

- ENDS -

Contacts at Telecom NZ media relations:

Mark Watts, +64 (0)272 504 018

or

Katherine Murphy, +64 (0)27 4222 709

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs and assumptions of management from and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this media release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are further discussed in the management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the six months ended 31 December 2010

		Six months ended 31 December		Year ended 30 June
(Dollars in millions, except per share amounts)	note	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Operating revenues and other gains
Local service		499	516	1,026
Calling		479	518	1,003
Interconnection		100	83	178
Mobile		405	426	826
Data		299	324	638
Broadband and internet		290	297	594
IT services		274	234	486
Resale		124	147	278
Other operating revenue	3	99	126	215
Other gains	4	32	—	27

		2,601	2,671	5,271

Operating expenses
Labour		(439)	(457)	(893)
Intercarrier costs		(490)	(493)	(957)
Other operating expenses	5	(786)	(849)	(1,657)
Other expenses	4	(16)	—	—

Earnings before interest, taxation, depreciation and amortisation		870	872	1,764

Depreciation		(389)	(376)	(757)
Amortisation		(141)	(134)	(275)

Earnings before interest and taxation		340	362	732

Finance income		10	17	22
Finance expense		(99)	(102)	(202)
Share of associates’ profits / (losses)		1	—	1

Earnings before income tax		252	277	553

Income tax expense	10	(87)	(34)	(171)

Net earnings for the period		165	243	382

Net earnings attributable to equity holders of the Company		164	242	380
Net earnings attributable to non controlling interest		1	1	2

		165	243	382

Basic net earnings per share (in cents)		9	13	20
Diluted net earnings per share (in cents)		9	13	20

Weighted average number of ordinary shares outstanding (in millions)		1,923	1,874	1,891

See accompanying notes to the financial statements.

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the six months ended 31 December 2010

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Net earnings for the period	165	243	382

Other comprehensive income[1]:
Translation of foreign operations	2	(5)	(6)
Net investment hedges	(15)	8	10
Revaluation of long-term investments	8	31	30
Cash flow hedges	(13)	10	9

Other comprehensive income / (loss) for the period	(18)	44	43

Total comprehensive income / (loss) for the period	147	287	425

Total comprehensive income / (loss) attributable to equity holders of the Company	146	286	423
Total comprehensive income attributable to non controlling interest	1	1	2

	147	287	425

[1]	Components of other comprehensive income are shown net of tax.

See accompanying notes to the financial statements.

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the six months ended 31 December

Unaudited	Share capital	Retained earnings	Hedge reserve	Deferred compensation	Revaluation reserve	Foreign currency translation reserve	Total equity holders of the Company	Non controlling interest	Total equity
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	242		—	—	—	242	1	243
Other comprehensive income[1]	—	—	10	—	31	3	44	—	44

Total comprehensive income for the period, net of tax	—	242	10	—	31	3	286	1	287

Contributions by and distributions to owners:
Dividends	—	(225)	—	—	—	—	(225)	(1)	(226)
Dividend reinvestment plan	72	—	—	—	—	—	72	—	72
Issuance of shares under share schemes	8	—	—	(1)	—	—	7	—	7

Total transactions with owners	80	(225)	—	(1)	—	—	(146)	(1)	(147)

Balance at 31 December 2009	1,464	1,386	(31)	10	(232)	(21)	2,576	5	2,581

Balance at 1 July 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545
Net earnings for the period	—	164	—	—	—	—	164	1	165
Other comprehensive income[1]	—	—	(13)	—	8	(13)	(18)	—	(18)
Transfer to retained earnings on disposal of long-term investments[2]	—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the period, net of tax	—	228	(13)	—	(56)	(13)	146	1	147

Contributions by and distributions to owners:
Ordinary dividends	—	(182)	—	—	—	—	(182)	(1)	(183)
Supplementary dividends	—	(9)	—	—	—	—	(9)	—	(9)
Tax credit on supplementary dividend	—	9	—	—	—	—	9	—	9
Dividend reinvestment plan	7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes	6	—	—	(1)	—	—	5	—	5

Total transactions with owners	13	(182)	—	(1)	—	—	(170)	(1)	(171)

Balance at 31 December 2010	1,528	1,342	(45)	12	(289)	(33)	2,515	6	2,521

[1]	Other comprehensive income is presented net of tax.
[2]	Relates to the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited shares transferred from revaluation reserve to retained earnings (refer note 4).

See accompanying notes to the financial statements.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2010

Audited	Share capital	Retained earnings	Hedge reserve	Deferred compensation	Revaluation reserve	Foreign currency translation reserve	Total equity holders of the Company	Non controlling interest	Total equity
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	380	—	—	—	—	380	2	382
Other comprehensive income[1]	—	—	9	—	30	4	43	—	43

Total comprehensive income for the period, net of tax	—	380	9	—	30	4	423	2	425

Contributions by and distributions to owners:
Dividends	—	(453)	—	—	—	—	(453)	(1)	(454)
Dividend reinvestment plan	128	—	—	—	—	—	128	—	128
Issuance of shares under share schemes	3	—	—	2	—	—	5	—	5

Total transactions with owners	131	(453)	—	2	—	—	(320)	(1)	(321)

Balance at 30 June 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545

[1]	Other comprehensive income is presented net of tax.

See accompanying notes to the financial statements.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 31 December 2010

		31 December		30 June
(Dollars in millions)	note	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$
ASSETS
Current assets:
Cash		376	296	360
Short-term derivative assets		3	1	4
Receivables and prepayments		744	683	702
Taxation recoverable		1	—	—
Inventories		91	101	61

Total current assets		1,215	1,081	1,127

Non-current assets:
Long-term investments	1	186	291	276
Long-term receivables		41	9	31
Long-term derivative assets		30	30	51
Intangible assets		1,096	978	1,106
Property, plant and equipment		4,224	4,235	4,274

Total non-current assets		5,577	5,543	5,738

Total assets		6,792	6,624	6,865

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		979	868	1,170
Taxation payable		—	5	15
Short-term derivative liabilities		326	32	22
Short-term provisions		18	22	19
Debt due within one year		611	349	184

Total current liabilities		1,934	1,276	1,410

Non-current liabilities:
Deferred tax liability		285	180	285
Long-term derivative liabilities		287	431	440
Long-term provisions		44	27	48
Long-term debt		1,721	2,129	2,137

Total non-current liabilities		2,337	2,767	2,910

Total liabilities		4,271	4,043	4,320

Equity:
Share capital		1,528	1,464	1,515
Reserves	1	(355)	(274)	(272)
Retained earnings		1,342	1,386	1,296

Total equity attributable to equity holders of the Company		2,515	2,576	2,539
Non controlling interest		6	5	6

Total equity		2,521	2,581	2,545

Total liabilities and equity		6,792	6,624	6,865

See accompanying notes to the financial statements.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the six months ended 31 December 2010

		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	note	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Cash flows from operating activities
Cash received from customers		2,495	2,716	5,257
Interest income		10	12	21
Payments to suppliers and employees		(1,840)	(1,870)	(3,389)
Income tax (paid) / refunded		(74)	12	1
Interest paid on debt		(97)	(97)	(195)
Dividend income		39	45	66

Net cash flow from operating activities	7	533	818	1,761

Cash flows from investing activities
Sale of property, plant and equipment		3	—	3
Sale of business	4	76	—	—
Sale of long-term investments	4	100	6	6
Purchase of property, plant and equipment and intangibles		(589)	(570)	(1,080)
Capitalised interest paid		(10)	(10)	(20)

Net cash flow from investing activities		(420)	(574)	(1,091)

Cash flows from financing activities
Repayment of long-term debt		(9)	—	(15)
Repayment of derivatives		(11)	(10)	(34)
Proceeds from derivatives		1	12	12
Repayment of short-term debt		(307)	(1,334)	(1,842)
Proceeds from short-term debt		413	1,294	1,651
Dividends paid		(177)	(153)	(327)

Net cash flow from financing activities		(90)	(191)	(555)

Net cash flow		23	53	115
Opening cash position		360	261	261
Foreign exchange movement		(7)	(18)	(16)

Closing cash position		376	296	360

See accompanying notes to the financial statements.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”), as at and for the six months ended 31 December 2010, have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34, Interim Financial Reporting.

The New Zealand Government is currently working on an initiative for the deployment of Ultra Fast Broadband (‘UFB’) and has established Crown Fibre Holdings (‘CFH’) to select partners for the UFB initiative. During 2010 CFH announced its selection of parties for priority negotiations, including Telecom for 25 of the 33 regions where UFB is planned to be deployed. Any structural separation of Telecom, to enable it to partner with the Government in the UFB process, is predicated on agreeing a commercial and regulatory framework that together delivers an acceptable outcome from a shareholder value perspective. Structural separation could occur by way of demerger of Chorus (and certain parts of Wholesale) into a new and entirely separate company with its own stockmarket listing. Such a change would require 75% of the shares that are voted by shareholders to be in favour of the demerger proposal. If this demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in a new entity that would contain the related network assets and network business owned by Telecom prior to demerger. This would result in a significant change in Telecom’s consolidated financial statements. Pending the outcome of any regulatory relief or any future changes to the regulatory environment, whether related to the UFB proposal or not, there is also the potential for certain assets to be impaired. While there are currently no matters arising from the UFB process that would affect the H1 FY11 financial statements, this may not be the case in the future.

Telecom has restated its comparative segment results to reflect changes during the current year to its internal trading and internal reporting. Certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the underlying segments or to the overall Group reported result.

During the year ended 30 June 2010, Telecom elected to early adopt Part 1 of NZ IFRS 9 (‘IFRS 9’) (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom chose to measure the fair value of Hutchison under IFRS 9 using the observable market share price. For TMT, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 was recognised in the opening revaluation reserve at 1 July 2009. For Hutchison, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 was recognised in the opening revaluation reserve at 1 July 2007. All details are as previously disclosed.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated interim financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2010. The preparation of interim financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2010.

NZ IFRS 2 ‘Group cash settled share based payment transactions’ and NZ IFRS 5 ‘Non current assets held for sale and discontinued operations’

These revised standards have been adopted prospectively from 1 July 2010, but have had no impact on the condensed consolidated interim financial statements.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 1 FINANCIAL STATEMENTS (continued)

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed consolidated interim financial statements were approved by the board of directors on 10 February 2011 and are unaudited.

NOTE 2 SEGMENTAL REPORTING

Segmental information for the six months ended 31 December 2010

Unaudited	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	25	432	951	676	18	438	2,540
Internal revenue	513	229	61	38	287	41	1,169

Total revenue and other gains	538	661	1,012	714	305	479	3,709

Segment result	391	46	240	105	—	48	830

Segmental information for the six months ended 31 December 2009

Unaudited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	23	389	991	688	5	515	2,611
Internal revenue	499	259	58	34	301	55	1,206

Total revenue and other gains	522	648	1,049	722	306	570	3,817

Segment result	385	109	176	99	—	67	836

Segmental information for the year ended 30 June 2010

Unaudited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	44	789	1,960	1,368	18	1,011	5,190
Internal revenue	1,006	503	116	81	585	98	2,389

Total revenue and other gains	1,050	1,292	2,076	1,449	603	1,109	7,579

Segment result	767	206	406	223	(2)	136	1,736

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 2 SEGMENTAL REPORTING (continued)

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and costs, associates profit / losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Included within the segment results disclosed above for AAPT are the results of its consumer division, which has been disposed of in the six months ended 31 December 2010 (refer to note 4).

Reconciliation from segment result to earnings before income tax

		Six months ended 31 December		Year ended 30 June
		2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	notes	NZ$	NZ$	NZ$

Segment result		830	836	1,736
Net result of Corporate revenue and expenses		38	36	28
Other gains not allocated to segments	4	18	—	—
Other expenses	4	(16)	—	—
Depreciation		(389)	(376)	(757)
Amortisation		(141)	(134)	(275)
Finance income		10	17	22
Finance expense		(99)	(102)	(202)
Share of associates’ profits / (losses)		1	—	1

Earnings before income tax		252	277	553

NOTE 3 OTHER OPERATING REVENUE

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Other operating revenue
Dividends	39	45	66
Sale of equipment	12	25	36
Miscellaneous other	48	56	113

	99	126	215

Dividend income includes dividends received from Southern Cross Cables Holdings Limited, a related party by way of Telecom’s 50% shareholding in the company.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 4 OTHER GAINS & OTHER EXPENSES

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Other gains
Gain on sale of business	18	—	—
Various resolutions and settlements with supplier	14	—	27

	32	—	27

Other expenses
Costs relating to UFB process	12	—	—
Natural disaster costs	4	—	—

	16	—	—

In the six months ended 31 December 2010, other gains of $32 million represented:

•	$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million) in September 2010; and

•	$14 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2010, other gains of $27 million represented various resolutions and settlements reached with a supplier.

Telecom also sold its investments in Macquarie Telecom Group Limited and iiNet Limited for cash of $100 million. This has no impact on the condensed consolidated income statement due to the movements in fair value of these investments (including the difference between sales proceeds and carrying value) being recognised directly in equity in accordance with IFRS 9.

In the six months ended 31 December 2010, other expenses of $16 million represented:

•	$12 million of costs incurred in relation to Telecom’s proposal for the Government’s UFB initiative and process; and

•	$4 million of costs recognised in relation to the Canterbury earthquakes.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 5 OTHER OPERATING EXPENSES

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Provisioning	20	20	40
Network support	47	47	81
Maintenance and other direct costs	87	82	168
Mobile acquisitions, upgrades and dealer commissions	126	168	295
Procurement and IT services	164	140	292
Broadband, internet and other	43	42	93
Computer costs	101	104	200
Advertising, promotions and communications	42	62	99
Accommodation costs	73	69	146
Outsourcing	12	20	36
Travel	13	13	24
Bad debts	10	7	17
Other expenses	48	75	166

	786	849	1,657

NOTE 6 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the six months ended 31 December 2010, 3,388,197 shares with a total value of $7 million were issued in lieu of a cash dividend (six months ended 31 December 2009: 28,975,633 shares with a total value of $72 million; year ended 30 June 2010: 55,196,482 shares with a total value of $128 million).

Dividends paid

On 19 August 2010, the Board of Directors approved the payment of a fourth quarter dividend for the financial year ended 30 June 2010 of $115 million, representing 6.0 cents per share. No imputation credits were attached to the dividend and no supplementary dividend was declared.

On 4 November 2010, the Board of Directors approved the payment of a first quarter dividend of $67 million, representing 3.5 cents per share. The dividend was fully imputed (at a ratio of 30/70) in line with the corporate income tax rate. In addition, a supplementary dividend totalling approximately $9 million was payable to shareholders who were not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Declaration of dividend

On 10 February 2011, the Board of Directors approved the payment of a second quarter dividend of $67 million, representing 3.5 cents per share. The dividend has been fully imputed (at a ratio of 30/70) in line with the corporate income tax rate. In addition, a supplementary dividend totalling approximately $9 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$
Net earnings for the period	165	243	382
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	530	510	1,032
Bad and doubtful accounts	10	10	22
Increase / (decrease) in deferred tax liability	(7)	(9)	104
Share of associates’ (profits) / losses	(1)	—	(1)
Other	(23)	2	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	(52)	88	56
Decrease / (increase) in inventories	(30)	(4)	36
Decrease / (increase) in current taxation	20	55	67
Increase / (decrease) in accounts payable and related items	(79)	(77)	71

Net cash flows from operating activities	533	818	1,761

NOTE 8 CONTINGENCIES

For further historic detail on the specific matters referred to below, please refer to Telecom’s 2010 Annual Report, as well as the previously published versions of the condensed consolidated interim financial statements, all of which are available online at: http://investor.telecom.co.nz

New Zealand Commerce Act Litigation

The proceeding brought by the Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commission subsequently advised that it does not object to that evidence. The High Court hearing on penalty was held on 6 and 7 December 2010. The Commission sought a penalty in the range of $20 to $25 million, while Telecom submitted that the Court should decline to impose a pecuniary penalty or, alternatively, that a low penalty was appropriate. The Court’s judgment has been reserved. The hearing of the appeal from the High Court’s liability judgment of 14 October 2009, and any appeal from the High Court’s judgment on penalty, has been set down for 26 September 2011 to 4 October 2011.

The proceeding commenced by the Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is reviewing its entitlement to costs in the High Court.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 8 CONTINGENCIES (continued)

Other litigation and investigations

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) remains active. In June 2010 the High Court vacated the February 2011 hearing as APT had only provided Telecom with part of its calculation of damages for the alleged fiduciary duty cause of action. APT has subsequently provided its calculation of damages for the alleged fiduciary duty cause of action on a without prejudice basis, which is being reviewed by Telecom. Telecom also applied for discovery by APT of documents arising out of Telecom’s inspection of certain documents located in Hong Kong. That application was subsequently dealt with by consent, with APT agreeing to provide discovery of the documents located in Hong Kong without the need for a hearing. The Court has set down a conference to review progress on this matter for March 2011.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have a significant effect on the financial position or profitability of Telecom.

Capital commitments

At 31 December 2010, capital expenditure amounting to $160 million (31 December 2009: $173 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 31 December 2010.

Telecom’s Australian operations were affected by the flood and cyclone disasters that took place in Queensland, Northern New South Wales, Victoria and Tasmania in January and February 2011. However, Telecom’s provisional assessment indicates that no significant damage or costs have been sustained as a result.

No other material subsequent events have arisen since 31 December 2010.

NOTE 10 TAXATION

The tax expense of $87 million for the six months ended 31 December 2010 was $53 million higher than the tax expense recognised for the six months ended 31 December 2009. This movement is principally due to changes in New Zealand tax legislation. The first change impacted the comparative period, where the abolition of the conduit relief regime resulted in a $43 million increase in the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies. The second impact arose in the current period, where the enactment of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Bill resulted in $23 million of these recognised tax credits having to be written down. The effect of this $23 million write-down on the tax expense in the current period was reduced by $6 million relating to tax adjustments in respect of prior periods, as well as a decrease of $7 million principally due to the tax effect of the change in profits.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 10 TAXATION (continued)

The tax expense for the year ended 30 June 2010 of $171 million resulted in an effective tax rate of 30.9%, which was affected by a number of matters which largely offset, being:

•

tax changes announced in May 2010 from the Taxation (Budget Measures) Act 2010 which resulted in a $38 million increased tax charge (being a $56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an $18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%);

•	an increase in the value of certain tax credits as a result of tax legislation which abolished the conduit tax relief regime (with certain such credits being utilised against FY10 foreign income);

•	receipt of Southern Cross dividends which are not subject to tax;

•	the impact of Australian losses which were not recognised for tax purposes; and

•	the impact of prior period adjustments.

14

Results for the half year ended 31 December 2010 11 February 2011

‘Operational focus delivers improved cash outlook despite higher tax and regulatory costs’

	Six months ended 31 December
Adjusted results¹	2010 $m	2009 $m	Change %
Adjusted operating revenue and other gains	2,583	2,671	(3.3)
Adjusted EBITDA	868	872	(0.5)
Depreciation and amortisation expense	530	510	3.9
Adjusted earnings before tax	250	277	(9.7)
Adjusted net earnings	158	243	(35.0)
Adjusted diluted EPS (cents)	8	13	(38.5)
Adjusted free cash flow	388	372	4.3

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	Adjusted EBITDA down 0.5%, with cost out initiatives offsetting a $27 million adverse impact on EBITDA relating to the replacement of TSO revenue with the Telecommunications Development Levy;

•	Southern Cross dividends of $39 million in H1 FY11, compared to $44 million for H1 FY10;

•	Tax expense of $87 million in H1 FY11 was $53 million higher than the tax expense in H1 FY10 of $34 million, primarily due to the impact of changes in tax legislation;

•	Q2 FY11 dividend declared of 3.5 cents per share, fully imputed.

•	Divestment of AAPT’s consumer division and the stakes in iiNet and Macquarie Telecom generated cash inflows of NZ$176 million and an accounting gain of NZ$18 million;

•	Guidance for FY11 capital expenditure updated to $950 million to $1.0 billion (previously $1.0 billion to $1.1 billion);

•	XT customer base continued to grow to 1,010,000 connections at 31 December 2010, up by 298,000 since 30 June 2010;

•	FTTN remains on track with 606 new fibre-fed cabinets rolled out by Chorus during H1 FY11;

•	All enforceable operational separation undertakings commitments delivered; and

•	Continued participation and negotiation in the UFB process.

	Six months ended 31 December
Statutory results	2010 $m	2009 $m	Change %
Operating revenue and other gains	2,601	2,671	(2.6)
EBITDA	870	872	(0.2)
Depreciation and amortisation expense	530	510	3.9
Earnings before tax	252	277	(9.0)
Net earnings	165	243	(32.1)
Diluted EPS (cents)	9	13	(30.8)

Telecom’s Chief Executive, Paul Reynolds, said ‘A continued strong focus on operational excellence and cost control has helped to offset increased tax and ongoing regulatory impacts. We remain on track to deliver our full year earnings guidance and indeed we have improved the Group capex outlook; we now expect full year capex to be within the $950 million to $1.0 billion range for the financial year, down from the $1.0 billion to $1.1 billion indicated previously.

Telecom’s strategy has been updated to drive better product, platform and process outcomes for customers, create a leaner operating model, and an intense focus on free cash flow through management of capital and operating costs. Telecom people have been set revised targets and accountabilities to meet these goals.

As a result, we are on track to deliver our goal of $155m of cost-out in FY11.

The XT mobile network continues to grow strongly and we now have over one million customers on XT, representing around 45% of our total mobile base, and 71% of our mobile revenue.

Earlier this week the Government announced it will move into commercial negotiations with Telecom and Vodafone for its Rural Broadband Initiative.

Telecom is continuing to engage in detailed discussions with both Crown Fibre Holdings and the Ministry of Economic Development on Ultra-Fast Broadband, and we await further announcements.’

Group income statement

A breakdown of the Group’s income statement for the period ended 31 December 2010 and the prior comparative period is provided in the table below.

	Six months ended 31 December
	2010 $m	2009 $m	Change %
Operating revenues and other gains
Local service	499	516	(3.3)
Calling	479	518	(7.5)
Interconnection	100	83	20.5
Mobile	405	426	(4.9)
Data	299	324	(7.7)
Broadband and internet	290	297	(2.4)
IT services	274	234	17.1
Resale	124	147	(15.6)
Other operating revenue	99	126	(21.4)
Other gains	32	—	NM

	2,601	2,671	(2.6)
Operating expenses
Labour	439	457	(3.9)
Intercarrier costs	490	493	(0.6)
Other operating expenses	786	849	(7.4)
Other expenses	16	—	NM

	1,731	1,799	(3.8)

EBITDA	870	872	(0.2)

Depreciation	389	376	3.5
Amortisation	141	134	5.2

Depreciation and amortisation	530	510	3.9

Earnings before interest and tax	340	362	(6.1)
Net finance expense	(89)	(85)	4.7
Share of associates’ profits/(losses)	1	—	NM

Earnings before tax	252	277	(9.0)
Income tax expense	(87)	(34)	NM

Net earnings	165	243	(32.1)

•

Operating revenue and other gains of $2,601 million in H1 FY11 reduced by $70 million, or 2.6%, when compared to the prior comparative period. The revenue increases in interconnection revenues (mainly in mobile and SMS traffic) and IT services (due to strong managed services revenues in Gen-i) were more than offset by other revenue declines. Resale revenues continued to fall due to AAPT’s disposal of its consumer division, as well as its continued managed reduction of lower margin customers, and overall calling and local service revenues continued to reduce. Data revenue decreased due to the competitive environment, changes in technology and increased price pressures driving Gen-i’s customers to lower cost options. Mobile revenues were also lower than the comparative period, which included higher revenues arising from handset sales following the launch of the XT network. Broadband and internet revenue increases in New Zealand (where customer connections continued to grow) were offset by declines in Australia. Other operating revenue was also affected by the loss of TSO revenue, which provided $11 million of revenue in H1 FY10.

•

The consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million, which has been presented as an adjusting item. A further $14 million, not relating to AAPT, was also recognised in other gains and related to a settlement reached with a supplier.

•	The investments in Macquarie Telecom and iiNet were also sold in H1 FY11 for cash of NZ$100 million.

•

The decline in operating revenues was partially offset by reductions in operating expenses, which fell by $68 million, or 3.8%, to $1,731 million. For H1 FY11, reduced labour costs were a result of continued cost and headcount reduction initiatives. Lower intercarrier costs were due to ongoing savings arising from moving AAPT customers ‘on-net’, partially offset by International trading in more expensive destinations. The key drivers of the $63 million decrease in other operating expenses were a reduction in mobile cost of sales, due to a reduced volume of handset sales relative to last year’s launch of the XT network, lower advertising expenditure, ongoing cost out initiatives and the effects of favourable foreign exchange rates. These declines were partially offset by higher IT services costs of sales as a result of increased customer demand, together with the cost of the new Telecommunications Development Levy (‘TDL’).

•

Other expenses of $16 million in H1 FY11 were comprised of $12 million of costs in relation to Telecom’s UFB proposal and $4 million in relation to the Canterbury earthquakes. These are treated as adjusting items as detailed below.

•

Regulatory reform in New Zealand has led to the removal of the annual TSO contribution, previously received as compensation for the cost of providing TSO services to uneconomic customers, and the implementation of the TDL to be paid by telecommunications carriers, expected to be retrospectively applied from 1 July 2010. This reduction in revenue and increase in operating costs has led to a reduction in EBITDA of $27 million in H1 FY11 when compared to H1 FY10.

•	Gen-i’s IT solutions EBITDA margin improved to 6.0% in H1 FY11 compared to 5.8% in H1 FY10 due to revenue growth and continued focus on cost control.

•	Adjusted EBITDA only decreased by 0.5% despite the impact from the removal of the TSO and implementation of the TDL, and a 3.3% decrease in adjusted revenues and other gains.

•	The H1 FY11 depreciation and amortisation charges increased by $20 million to $530 million as a result of the higher overall asset base and a reduction in certain asset lives.

•	The net finance expense in H1 FY11 of $89 million was $4 million higher than in H1 FY10 due to use of money interest income recognised in the prior comparative period.

•

The H1 FY11 tax expense of $87 million was $53 million higher than the tax expense recognised in H1 FY10. This movement is principally due to changes in New Zealand tax legislation. The first change impacted H1 FY10, where the abolition of the conduit relief regime resulted in a $43 million increase in the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies. The second impact arose in H1 FY11, where the enactment of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Bill resulted in $23 million of these recognised tax credits having to be written down. The effect of this write-down on tax expense was reduced by $6 million relating to tax adjustments in respect of prior periods, as well as a decrease of $7 million principally due to the tax effect of the change in profits.

•

Adjusted net earnings before tax of $250 million were 9.7% lower in H1 FY11 when compared to H1 FY10. Combined with the impact of the above fluctuations in the tax expense, this resulted in adjusted net earnings (after tax) of $158 million in H1 FY11, being significantly lower than the adjusted net earnings (after tax) of $243 million in H1 FY10.

•

Telecom’s adjusted free cash flow (as defined below) in H1 FY11 of $388 million increased by $16 million, or 4.3%, when compared to H1 FY10. The H1 FY11 increase was attributable to a reduction in capital expenditure of $20 million over the comparative period, while adjusted EBITDA decreased by $4 million.

Adjusting Items

We use the terms ‘adjusted operating revenue’ and ‘adjusted EBITDA’ to refer to measures of revenue and EBITDA that reflect adjustments to our results to eliminate the effects of significant one-off gains, expenses and impairments. Management uses adjusted information to measure the underlying trends of the business and monitor performance. We believe that these adjusted financial measures give a helpful view of our results and facilitate comparisons from period to period in light of disposals and other one-off items. Our adjusted results should not be regarded as a replacement for corresponding IFRS measures, and we also note that ‘adjusted operating revenue’ and ‘adjusted EBITDA’ as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

During H1 FY11, there were four adjusting items, which were as follows:

•	The consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million, which has been presented as an adjusting item;

•	Costs of $12 million were incurred in relation to Telecom’s UFB proposal;

•	One-off costs of $4 million were recognised in relation to the Canterbury earthquakes; and

•	$5 million of related tax effects on the above adjustments.

There were no adjusting items during H1 FY10.

A reconciliation of reported net earnings to adjusted net earnings for H1 FY11 is shown in the table below.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Reported net earnings	165	243	(32.1)
Adjusted for:
Gain on sale of AAPT consumer division	(18)	—	NM
UFB costs	12	—	NM
Natural disaster costs	4	—	NM
Related tax effects	(5)	—	NM

Adjusted net earnings	158	243	(35.0)

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, and AAPT and they are supported by a technology and shared services unit (‘T&SS’) and a corporate centre.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom’s results are reported on a fully allocated basis, where ‘Full Cost Apportionment’ (‘FCA’) aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of international voice traffic offshore.

All internal transactions are eliminated on consolidation.

Certain comparative numbers have been restated to reflect changes to Telecom’s internal trading arrangements and certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

An analysis of adjusted revenue and adjusted EBITDA by business unit is set out below:

	Six months ended 31 December
	2010 NZ$m	2009 NZ$m	Change %
Adjusted operating revenue and other gains

Chorus	538	522	3.1
Wholesale & International	661	648	2.0
Retail	1,012	1,049	(3.5)
Gen-i	714	722	(1.1)
AAPT	479	570	(16.0)
T&SS	305	306	(0.3)
Corporate	106	113	(6.2)
Eliminations	(1,232)	(1,259)	(2.1)

Adjusted operating revenue and other gains	2,583	2,671	(3.3)

Adjusted EBITDA

Chorus	391	385	1.6
Wholesale & International	46	109	(57.8)
Retail	240	176	36.4
Gen-i	105	99	6.1
AAPT	48	67	(28.4)
T&SS	—	—	—
Corporate	38	36	5.6

Adjusted EBITDA	868	872	(0.5)

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to deploying Telecom’s FTTN programme to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services.

Chorus also earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Operating revenues
Local service	12	9	33.3
Other operating revenue	13	14	(7.1)
Internal revenue	513	499	2.8

	538	522	3.1

Operating expenses
Labour	12	10	20.0
Other operating expenses	111	107	3.7
Internal expenses	24	20	20.0

	147	137	7.3

EBITDA	391	385	1.6

FTE - Permanent	258	213	21.1
FTE - Contractors	7	11	(36.4)

FTE - Total	265	224	18.3

Operating revenues

Operating revenues increased by 3.1% to $538 million in H1 FY11 when compared to the prior comparative period, mainly due to the growth in local service and internal revenues. Other operating revenue declined by $1 million in H1 FY11.

Total access lines at 31 December 2010 were 1.792 million compared to 1.788 million at 31 December 2009.

At 31 December 2010 Chorus had unbundled 101 exchanges and seven external customers were consuming UCLL-based services. Chorus’ local service revenue includes UCLL and field service revenues relating to the provision of access infrastructure in new subdivisions. UCLL and subdivision revenues increased in H1 FY11 when compared to H1 FY10.

Other operating revenue declined slightly as an increase in UCLL co-location and flat backhaul service revenues were more than offset by lower copper cable recoveries in H1 FY11.

Chorus’ internal revenue increased by $14 million to $513 million in H1 FY11. Revenue from internal access lines declined as Retail and Wholesale lines shifted to external customers. These declines were more than offset by growth in co-location and backhaul revenues, largely driven by additional FTTN cabinets being utilised.

Operating expenses

Operating expenses increased by $10 million to $147 million in H1 FY11 when compared to H1 FY10.

Labour expenses in H1 FY11 were $2 million higher when compared to H1 FY10, driven by an increase in FTE numbers relating mainly to customer service and quality improvement programmes and lower labour recoveries.

Other operating expenses increased by $4 million to $111 million in H1 FY11 when compared to the prior comparative period. These increases were largely due to higher direct costs, electricity and computer costs partially offset by lower support costs.

Internal expenses increased by $4 million in H1 FY11, due to an increase in Chorus’ allocation of costs from other business units.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom’s internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the USA and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. As previously reported, Telecom continues to consider its strategic options for the International Voice business.

	Six months ended 31 December
	2010 $m	2009 $m	Change %
Operating revenues
Local service	107	93	15.1
Calling	136	125	8.8
Interconnection	80	64	25.0
Mobile	4	4	—
Data	50	48	4.2
Broadband and internet	41	42	(2.4)
Other operating revenue	14	13	7.7
Internal revenue	229	259	(11.6)

	661	648	2.0

Operating expenses
Labour	26	29	(10.3)
Intercarrier costs	226	195	15.9
Other operating expenses	24	22	9.1
Internal expenses	339	293	15.7

	615	539	14.1

EBITDA	46	109	(57.8)

FTE - Permanent	390	425	(8.2)
FTE - Contractors	6	14	(57.1)

FTE - Total	396	439	(9.8)

Operating revenues

Wholesale & International’s revenues increased by 2.0% to $661 million in H1 FY11 when compared to the prior comparative period.

Local service revenues increased by 15.1% to $107 million in H1 FY11 mainly reflecting growth in the number of fixed access lines, with connections increasing by 14.2% from 352,000 lines at 31 December 2009 to 402,000 lines at 31 December 2010.

Calling revenues increased by 8.8% in H1 FY11 to $136 million primarily as a result of International trading higher value destinations in the Carrier Services market to maintain margin. This also contributed to the increase in intercarrier costs.

Interconnection revenues increased by $16 million to $80 million in H1 FY11 primarily due to an increase in inbound SMS volumes and mobile to mobile traffic.

Data revenues increased by $2 million to $50 million in H1 FY11 due to growth in existing business.

Broadband and internet revenues have decreased by $1 million to $41 million in H1 FY11 as a result of lower pricing, including the impact of a retrospective broadband pricing adjustment by the Commerce Commission. This was partially offset by the growth in the number of broadband connections supplied.

Internal revenues decreased by $30 million to $229 million in H1 FY11 due primarily to lower pricing for Wholesale broadband, internet transit and managed data inputs supplied to other Telecom business units; $24 million of this reduction was due to broadband price reductions, including a one-off retrospective change by the Commerce Commission in the regulated wholesale price. This was partially offset by increased revenue from the allocation of interconnect expenses to other business units.

Operating expenses

Wholesale & International’s operating expenses increased by $76 million to $615 million in H1 FY11 when compared to the prior comparative period.

Labour costs decreased by $3 million in H1 FY11 to $26 million reflecting lower FTEs and lower project labour costs.

Intercarrier costs increased by $31 million to $226 million in H1 FY11 due to a combination of International trading in more expensive destinations in the Carrier Services market and an increase in outbound SMS volumes.

Internal expenses increased by $46 million to $339 million in H1 FY11 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs, as well as increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out. In addition to this, higher interconnect volumes increased the internal cost resulting from allocation of interconnect revenue, as well as an increased allocation of costs from other business units.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Operating revenues
Local service	320	345	(7.2)
Calling	155	170	(8.8)
Mobile	296	308	(3.9)
Data	10	11	(9.1)
Broadband and internet	150	142	5.6
IT services	6	6	—
Other operating revenue	14	9	55.6
Internal revenue	61	58	5.2

	1,012	1,049	(3.5)

Operating expenses
Labour	75	81	(7.4)
Other operating expenses	185	239	(22.6)
Internal expenses	512	553	(7.4)

	772	873	(11.6)

EBITDA	240	176	36.4

FTE - Permanent	2,004	2,036	(1.6)
FTE - Contractors	101	166	(39.2)

FTE - Total	2,105	2,202	(4.4)

Operating revenues

Retail’s operating revenues of $1,012 million decreased by 3.5% when compared to H1 FY10. Local service, calling, mobile and data revenue declines in H1 FY11 of $53 million were partially offset by $16 million of growth in broadband and other revenues.

The rate of year-on-year decline in local service revenue is consistent at 7.2% notwithstanding slightly higher access line churn during H1 FY11. The 1.099 million retail access lines as at 31 December 2010 were 7.7% lower than 31 December 2009, compared to the 6.5% decline in the prior comparative period.

Access and calling bundles have reduced revenue declines across most major calling categories when compared to the prior comparative period. The rate of calling revenue decline was 8.8% in H1 FY11 compared to 10.7% and 10.5% in H2 FY10 and H1 FY10 respectively.

National calling revenue declined by only 5.6%, despite the 7.7% decline in the number of Retail access lines, driven by increased national calling minutes per customer.

International calling revenue declined $4 million or 12.5% in H1 FY11 when compared to H1 FY10. The rate of decline was lower than the 14.3% decrease in H2 FY10 and the 15.8% decrease in H1 FY10.

Mobile revenue (including Retail and Gen-i) declined by $15 million or 3.7% in H1 FY11 when compared to H1 FY10. Mobile services revenue declined $6 million or 1.7% when excluding $9 million handset and other revenues in the comparative period that arose from the launch of the XT network.

Mobile voice revenues declined by $14 million or 6.3% to $208 million in H1 FY11, reflecting lower calling volumes and prices and increased competition in the New Zealand market. This was partially offset by $8 million of additional mobile data revenues (including text) stimulated by the XT network’s data and roaming capabilities and the increased penetration of ‘smart phones’. $5 million of additional outbound roaming revenue is also included within these movements in H1 FY11 when compared to H1 FY10.

With continuing competitive pressure on both prepaid and postpaid segments, Telecom’s mobile customer base (including Retail, Gen-i, and Wholesale connections) increased by 1.0% to 2.192 million customers at 31 December 2010 from 2.171 million customers at 30 June 2010. Of the 21,000 increase in connections, 35,000 related to prepaid connections, offset by reductions in postpaid MVNO and internal connections.

At 31 December 2010, 1.010 million customers were on the XT network, with XT connections up by 298,000 during H1 FY11.

Mobile ARPUs increased from $26.40 in H1 FY10 to $26.87 in H1 FY11 as a result of higher average revenues on the XT network and the churn of inactive and low revenue customers.

Declining fixed data revenues in H1 FY11 reflect downward trends in ISDN usage as a result of reductions in calling minutes and customer numbers.

Broadband and internet revenues increased by $8 million, or 5.6%, when comparing H1 FY11 revenue of $150 million with $142 million in H1 FY10. Broadband connection growth eased during the period with the retail customer base increasing by 3.8% to 580,000 when compared to H1 FY10. Net connection growth in H1 FY11 was limited by a one-off churn impact arising from the removal of the ‘Big Time’ broadband plan.

Internal revenue increased $3 million or 5.2% in H1 FY11 when compared to H1 FY10 as incremental interconnect revenues were partially offset by the removal of TSO revenue no longer received from Corporate via the FCA process.

Operating expenses

Total labour expenses declined by 7.4% to $75 million for H1 FY11, the lowest level in recent periods, due to a continued focus on cost efficiency and restructuring activities removing a number of permanent FTE positions, open vacancies and temporary resources.

Other operating expenses decreased by $54 million, or 22.6%, to $185 million in H1 FY11 when compared to the prior comparative period, largely as a result of the comparative period containing higher mobile cost of sales for the XT launch as well as higher XT related advertising activity. H1 FY11 was also positively impacted by favourable foreign exchange rates on USD mobile handset purchases relative to H1 FY10.

Internal expenses decreased by $41 million in H1 FY11 when compared to H1 FY10. This is a result of wholesale broadband input price reduction of $23 million (including a retrospective one-off change in the regulated wholesale price), a declining fixed access base leading to reduced wholesale costs of sale and lower internal recharges from other business units, as well as continued reduction in avoidable site visits impacted by our ‘Right First Time’ initiatives, partially offset by TDL costs now recharged by Corporate under FCA.

EBITDA growth of $64 million, or 36.4%, in H1 FY11 when compared to H1 FY10 largely reflected the impact of higher costs arising from the XT launch in the prior comparative period, delivery of cost out initiatives, focused efforts on abating declines in traditional access and calling revenues and other events, including the internal Wholesale broadband input price reduction.

Gen-i

Gen-i’s goal is to become Australasia’s most preferred ICT hosted services and integrated ICT solutions provider, delivering brilliant outcomes for its clients.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Operating revenues
Local service	50	54	(7.4)
Calling	75	84	(10.7)
Mobile	95	98	(3.1)
Data	168	193	(13.0)
Broadband and internet	11	12	(8.3)
IT services	268	228	17.5
Resale	2	3	(33.3)
Other operating revenue	7	16	(56.3)
Internal revenue	38	34	11.8

	714	722	(1.1)

Operating expenses
Labour	171	167	2.4
Other operating expenses	230	218	5.5
Internal expenses	208	238	(12.6)

	609	623	(2.2)

EBITDA	105	99	6.1

FTE - Permanent	2,658	2,775	(4.2)
FTE - Contractors	319	200	59.5

FTE - Total	2,977	2,975	0.1

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Six months ended 31 December
	2010 $m	2009 $m	Change %
Operating revenues
Local service	50	54	(7.4)
Calling	75	84	(10.7)
Mobile	95	98	(3.1)
Data	168	193	(13.0)
Broadband and internet	11	12	(8.3)
IT services	31	20	55.0
Resale	2	3	(33.3)
Other operating revenue	6	13	(53.8)
Internal revenue	28	20	40.0

	466	497	(6.2)

Operating expenses
Labour	91	92	(1.1)
Other operating expenses	83	84	(1.2)
Internal expenses	202	235	(14.0)

	376	411	(8.5)

EBITDA	90	86	4.7

FTE - Permanent	1,102	1,187	(7.2)
FTE - Contractors	78	52	50.0

FTE - Total	1,180	1,239	(4.8)

Operating revenues – telecommunications solutions

Traditional local service and calling revenues continued to decline, with local service revenues in H1 FY11 declining by $4 million to $50 million and calling revenues declining by $9 million to $75 million when compared to the prior comparative period. However, the rate of decline has reduced despite the increased pressure on price, intense competition and continued customer consolidation of products.

Mobile revenues decreased $3 million to $95 million in H1 FY11 when compared to H1 FY10, reflecting lower handset revenues than those recognised in H1 FY10 following the launch of the XT network, partially offset by growth in connections, and continued growth in usage revenues (mobile data, text, roaming and international).

Data revenue for H1 FY11 decreased by $25 million to $168 million when compared with the prior comparative period as the competitive environment, changes in technology and increased pressure on price drove customers to lower cost options in New Zealand.

IT services revenue increased $11 million to $31 million in H1 FY11 due to growth in new and existing business.

Operating expenses – telecommunications solutions

Labour costs decreased $1 million to $91 million in H1 FY11 when compared with the prior comparative period, as lower overall FTE levels compared to H1 FY10 were offset by a change in mix driven by a higher proportion of contractors brought in to create more workforce flexibility.

Other operating expenses decreased by $1 million to $83 million in H1 FY11 when compared to the prior comparative period, primarily due to a reduction in support and selling expenses as a result of cost out and transformation programmes and lower mobile cost of sales due to lower mobile handset sales. These costs savings were partially offset by increased customer and product specific managed data design costs.

Internal expenses declined by $33 million to $202 million in H1 FY11 due to a reduction in both the price and volume of services purchased from Chorus and Wholesale, in line with the reduction in traditional revenue streams.

Gen-i IT solutions

	Six months ended 31 December
	2010 $m	2009 $m	Change %
Operating revenues
IT services	237	208	13.9
Other operating revenue	1	3	(66.7)
Internal revenue	10	14	(28.6)

	248	225	10.2

Operating expenses
Labour	80	75	6.7
Other operating expenses	147	134	9.7
Internal expenses	6	3	NM

	233	212	9.9

EBITDA	15	13	15.4

FTE - Permanent	1,556	1,588	(2.0)
FTE - Contractors	241	148	62.8

FTE - Total	1,797	1,736	3.5

Operating revenues – IT solutions

IT solutions revenue increased by $23 million to $248 million in H1 FY11 when compared to H1 FY10, principally due to strong managed services growth, combined with further procurement revenue increases.

The managed services revenue increase reflected the significant contracts written in H2 FY10 and the launch of new products and services. The procurement revenue streams were driven by software licensing sales, as there is increased demand for contracted services in procurement, as opposed to the more traditional transactional basis of procurement purchasing.

Operating expenses – IT solutions

Total operating expenses increased by $21 million to $233 million in H1 FY11, primarily in cost of sales.

As at 31 December 2010, total FTEs had increased slightly when compared with last year and the staffing mix has changed, driven by an increase in contractors to maintain short-term flexibility in the workforce. Labour costs have increased by $5 million, or 6.7%, when compared to the prior comparative period. This is a lower rate of increase than the change in revenue, reflecting cost out and efficiency initiatives made against the higher cost base associated with an increased managed services revenue base.

Other operating expenses increased by $13 million to $147 million in H1 FY11. The increase is primarily due to increased costs of sales resulting from higher managed services and procurement revenues.

The IT solutions EBITDA increased by $2 million to $15 million in H1 FY11 when compared to H1 FY10, due to higher revenues as well as an ongoing focus on costs.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and Midband Ethernet in 174 exchanges. AAPT has access to DSL coverage in over 370 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has traditionally had three customer segments, Wholesale, Business Solutions and Consumer. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the Corporate, Medium and Small Enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold to iiNet on 30 September 2010 for A$60 million. The gain on the sale of the Consumer division has been excluded from these results.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Six months ended 31 December
	2010 A$m	2009 A$m	Change %

Adjusted operating revenues
Local service	8	12	(33.3)
Calling	88	112	(21.4)
Interconnection	15	16	(6.3)
Mobile	8	13	(38.5)
Data	56	57	(1.8)
Broadband and internet	70	82	(14.6)
Resale	95	114	(16.7)
Other operating revenue	3	9	(66.7)
Internal revenue	32	43	(25.6)

	375	458	(18.1)

Operating expenses
Labour	59	70	(15.7)
Intercarrier costs	207	239	(13.4)
Other operating expenses	48	68	(29.4)
Internal expenses	23	25	(8.0)

	337	402	(16.2)

Adjusted EBITDA	38	56	(32.1)

FTE - Permanent	882	1,166	(24.4)
FTE - Contractors	34	53	(35.8)

FTE - Total	916	1,219	(24.9)

Adjusted operating revenues and other gains

Adjusted operating revenues decreased by A$83 million to A$375 million in H1 FY11 as revenue declined in all categories. A$42 million of the revenue decline is the net reduction in revenue due to the sale of the consumer division, which has predominantly affected calling, broadband and internet and resale revenues. Business Solutions and Wholesale also experienced a A$41 million decrease in revenue when compared to H1 FY10 primarily due to pricing pressure and continued churn of low margin customers.

Operating expenses

Labour costs decreased in H1 FY11 by A$11 million to A$59 million when compared to the prior comparative period mainly due to the sale of the consumer division and other restructuring initiatives.

Intercarrier costs reduced by A$32 million to A$207 million in H1 FY11 when compared to the prior comparative period in line with reduced revenue and the ongoing savings arising from moving customers ‘on-net’, partially offset by less favourable terms agreed with another commercial operator in FY11.

Other operating expenses reduced by A$20 million to A$48 million in H1 FY11 when compared to the prior comparative period. The reduction was driven by cost savings through the sale of the consumer division, significant data storage cost reductions, an IT support contract renegotiation and lower bad debt expenses.

AAPT’s EBITDA declined by A$18 million to A$38 million when comparing H1 FY11 with H1 FY10. This reduction was driven by lower volumes due to the sale of the consumer division, lower volumes in Wholesale and Business due to customer churn and the effect of renegotiated commercial terms as noted above. These were partially offset by labour and other operating costs savings through the reduction of 305 FTE achieved through the sale of the consumer division and other ongoing restructuring.

Technology & Shared Services

T&SS maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

Under FCA, T&SS allocates costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Operating revenues and other gains
Other operating revenue	4	5	(20.0)
Internal revenue	287	301	(4.7)
Other gains	14	—	NM

	305	306	(0.3)

Operating expenses
Labour	53	53	—
Other operating expenses	150	152	(1.3)
Internal expenses	102	101	1.0

	305	306	(0.3)

EBITDA	—	—	—

FTE - Permanent	1,430	1,516	(5.7)
FTE - Contractors	225	200	12.5

FTE - Total	1,655	1,716	(3.6)

Operating revenues and other gains

Other operating revenue largely consists of three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. Other gains of $14 million in H1 FY11 represent a settlement reached with a supplier.

Through FCA, T&SS recovers its costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses and other revenues.

Operating expenses

Labour costs were unchanged in H1 FY11 when compared to H1 FY10. Headcount reductions did not flow through to a positive impact as the reduced headcount was primarily capitalisable resource associated with project work.

Other operating expenses decreased by $2 million in H1 FY11 when compared to the prior comparative period as increased accommodation and project-related costs were more than offset by cost saving initiatives.

Internal expenses marginally increased by $1 million in H1 FY11 when compared to the prior comparative period.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO (although this has now ceased in FY11 and been replaced with the TDL), dividends received from Southern Cross and other revenue not directly associated with a business unit. Certain corporate revenues and costs are allocated under FCA to other business units.

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Operating revenues
Other operating revenue	43	60	(28.3)
Internal revenue	63	53	18.9

	106	113	(6.2)

Adjusted operating expenses
Labour	27	28	(3.6)
Other operating expenses	25	27	(7.4)
Internal expenses	16	22	(27.3)

	68	77	(11.7)

Adjusted EBITDA	38	36	5.6

FTE - Permanent	241	219	10.0
FTE - Contractors	18	7	NM

FTE - Total	259	226	14.6

Operating revenues

Other operating revenue decreased by $17 million in H1 FY11 when compared to the prior comparative period. $11 million was due to the reduction in TSO revenue, this income having ceased from 1 July 2010 due to the Government’s changes relating to the TSO and TDL. The remaining decline was primarily due to $39 million of Southern Cross dividend income in H1 FY11 compared to $44 million in H1 FY10. Southern Cross dividends vary in amount and timing and are denominated in USD.

Internal revenue of $63 million was $10 million higher in H1 FY11 due to TDL costs now being recovered from other business units under FCA.

Adjusted operating expenses

Labour costs of $27 million have decreased by $1 million in H1 FY11 when compared with H1 FY10 as favourable impacts relating to accruals more than offset the effects of an increase in the number of permanent staff due to in-sourcing of certain corporate functions.

Other operating expenses decreased by $2 million to $25 million for H1 FY11 as a result of $16 million of costs incurred in relation to the TDL being more than offset by cost savings. These expenses do not include UFB or natural disaster related costs, which have been treated as adjusting items.

Internal expenses decreased by 27.3% to $16 million in H1 FY11 when compared with prior comparative periods, primarily due to the removal of TSO revenue which is no longer passed on to Retail via the FCA process.

Group cash flow

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Cash flows from operating activities	533	818	(34.8)
Cash flows from investing activities	(420)	(574)	(26.8)
Cash flows from financing activities	(90)	(191)	(52.9)
Foreign exchange movement	(7)	(18)	(61.1)

Net movement in cash	16	35	(54.3)

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities decreased in H1 FY11 by $285 million to $533 million when compared to H1 FY10. This was primarily due to the $221 million reduction in cash received from customers which was partially offset by a $30 million decrease in payments to suppliers and employees. The decline in cash received from customers follows the overall declining revenue trend and was also affected by one-off items specifically separate from our core business, including: TSO receipts in the prior comparative period not repeated in this year; the impact of the consumer sale by AAPT; and other working capital requirements. The decrease in payments to suppliers and employees was a result of the reduction in labour and other operating costs, partially offset by the impact of increased inventory purchases and timing differences of payments. Tax payments of $74 million in H1 FY11, largely relating to provisional tax payments made in July and November 2010 as well as the Q1 FY11 supplementary dividend paid to non residents, compared with a net refund of $12 million in H1 FY10.

Cash flows from investing activities

The net cash outflow on investing activities of $420 million in H1 FY11 was $154 million lower than the $574 million outflow in H1 FY10, largely due to $176 million of proceeds received in H1 FY11 from the sale of the AAPT consumer division and Telecom’s stakes in iiNet and Macquarie Telecom. These cash inflows were partially offset by increased payments, including a reduction in capital expenditure related payables in H1 FY11.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in H1 FY11 was $90 million, compared to $191 million in H1 FY10. H1 FY11 comprises $177 million of dividend payments and $327 million relating to the repayment of debt and derivatives, partially offset by $414 million of proceeds from issuing short-term debt and derivatives. This compared to $153 million of dividend payments in H1 FY10, $1,344 million for the repayment of debt and derivatives, partially offset by $1,306 million of proceeds from issuing short-term debt and derivatives.

Capital expenditure

	Six months ended 31 December
	2010 $m	2009 $m	Change %

Transformation and regulation
XT mobile network	63	29
FTTN	68	78
FNT	7	42
NGT Retail	40	47
Separation	57	92
Other regulatory	2	5
Total transformation and regulation	237	293	(19.1)

Business sustaining
IT systems	29	22
Gen-i	37	18
AAPT	39	24
Southern Cross capacity	—	33
Network maintenance and growth	73	87
New products and services	29	7
Other business sustaining	36	16

Total business sustaining	243	207	17.4

Total	480	500	(4.0)

Total capital expenditure for H1 FY11 of $480 million was $20 million, or 4.0%, less than H1 FY10, with increases in certain business sustaining initiatives more than offset by decreases in Southern Cross capacity purchases and total transformation and regulation spend.

Transformation and Regulation

Spend on the XT network increased to $63 million in H1 FY11 from $29 million in H1 FY10, due to increases in network capacity.

FTTN investment continued as planned, and spend in H1 FY11 of $68 million was $10 million lower than in H1 FY10 due to high levels of capital expenditure during H2 FY10.

FNT spend in H1 FY11 has reduced to $7 million from $42 million in H1 FY10 as elements of the core capability development programme near completion. Efforts are focusing on ensuring the required tools and capabilities for operational integrity are in place to support the products.

NGT Retail investment was $7 million less in H1 FY11 when compared to H1 FY10, as Broadband Aggregation completed build and is now in migration activity at a lower capital cost.

Operational separation driven investment in H1 FY11 decreased to $57 million compared with $92 million in H1 FY10 due to certain operational separation commitments being met, or developed, during FY10.

Business Sustaining

Expenditure on IT Systems was $7 million higher in H1 FY11 than H1 FY10 due to the phasing of ongoing investments in core system capacity and continuity, as well as enterprise licenses.

Gen-i spend in H1 FY11 of $37 million was $19 million higher than in H1 FY10, primarily due to the timing of purchases of client-driven customer premises equipment.

AAPT spend of $39 million in H1 FY11 was $15 million higher than H1 FY10 due to the deferral of certain projects in H1 FY10. However, overall spend is expected to be lower in FY11 following the sale of the consumer division.

Network maintenance and growth spend of $73 million was $14 million lower than in H1 FY10 due to recession slowdown in new residential and business connections.

New products and services spend of $29 million was higher than the $7 million in H1 FY10 in order to meet the requirements of new customer deals.

Other business sustaining spend of $36 million was higher than the $16 million in H1 FY10 due to fitting out Telecom’s new offices in Auckland and Wellington.

Dividend policy and long-term capital management

Long-term capital management

The Telecom Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (creditwatch negative) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

For FY11 Telecom will target a dividend payout ratio of approximately 90% of adjusted net earnings. Subject to there being no adverse change in operating outlook, a dividend of 3.5 cents per share will be paid for the first three quarters and the dividend for the fourth quarter will be set to reflect the full year targeted payout ratio. Also for FY11, Telecom anticipates full imputation, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 3.5 cents per share has been declared for Q2 FY11. The dividend will be fully imputed (at a ratio of 30/70) in line with the corporate income tax rate. In addition, a supplementary dividend of 0.6177 cents per share will be payable to shareholders who are not resident in New Zealand.

Second quarter ordinary dividends
Ordinary shares	3.5 cents
American Depositary Shares [1]	US 13.31 cents

“Ex” dividend dates
New Zealand Stock Exchange	23 Feb 2011
Australian Stock Exchange	21 Feb 2011
New York Stock Exchange	22 Feb 2011

Books closing dates
New Zealand, Australian Stock Exchanges	25 Feb 2011
New York Stock Exchange	24 Feb 2011

Payment dates
New Zealand, Australia	11 Mar 2011
New York	18 Mar 2011

[1]

Based on an exchange rate at 12 Jan 2011 of $1.00 to US$0.7606 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

Management believes that, due to the current status of Telecom’s UFB negotiations, management may be in possession of inside information over this period and has therefore decided to suspend the Dividend Reinvestment Plan and on market buy-back.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2010 are set out below.

This should be read in conjunction with the competitive and regulatory disclosures, including operational separation, the UFB and RBI proposals, and TSO/TDL, as set out in Telecom’s 2010 Annual Report, as well as the comparative section in the Q4 FY10 Management Commentary, both of which are available online at:

http://investor.telecom.co.nz

Government fibre announcements

Ultra-Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra-Fast Broadband (‘UFB’) initiative. By 3 August 2010, Crown Fibre Holdings (‘CFH’) had received 15 refined proposals from a range of parties.

On 9 September 2010, CFH announced a shortlist of parties for consideration as part of the UFB initiative and a priority list of three bidders. Telecom was one of the shortlisted parties but was not selected as a priority bidder at that time.

In September the MED also released a discussion document, ‘Regulatory Implications of Structural Separation’ in relation to the structural separation of Telecom in the context of a Telecom demerger to participate in the UFB initiative. Telecom made submissions on the consultation paper on 15 October 2010.

On 7 December 2010, the Communications and Information Technology Minister (‘the Minister’) announced that CFH had concluded negotiations with two bidders – Northpower Limited and Ultra Fast Fibre Limited (owned by WEL Networks Limited) - to rollout fibre in Whangarei, Hamilton, Cambridge, Te Awamutu, Tauranga, New Plymouth, Wanganui, Hawera and Tokoroa.

On 13 December 2010, CFH announced the selection of a further three parties for priority negotiations. The three parties were:

•	Telecom: covering 25 candidate areas;

•	Enable Networks: covering Christchurch and Rangiora; and

•	Flute Joint Venture represented by Aurora Energy Limited: covering Dunedin.

Any structural separation of Telecom, to enable it to partner with the Government in the UFB process, is predicated on agreeing a commercial and regulatory framework that together delivers an acceptable outcome from a shareholder value perspective. Structural separation could occur by way of demerger of Chorus (and certain parts of Wholesale) into a new and entirely separate company with its own stockmarket listing. Such a change would require 75% of the shares that are voted by shareholders to be in favour of the demerger proposal. If this demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in a new entity that would contain the related network assets and network business owned by Telecom prior to demerger. This would result in a significant change in Telecom’s consolidated financial statements. Pending the outcome of any regulatory relief or any future changes to the regulatory environment, whether related to the UFB proposal or not, there is also the potential for certain assets to be impaired. While there are currently no matters arising from the UFB process that would affect the H1 FY11 financial statements, this may not be the case in the future.

Telecom continues to actively participate and negotiate in the UFB process.

Rural Broadband Initiative

On 29 September 2009 the Government released its RBI proposal and had received 39 expressions of interest for RBI. Interest came from infrastructure companies from New Zealand and overseas and includes nine substantial expressions of interest covering the whole country.

On 26 August 2010 the Minister released a Request for Proposals for ‘Zone 4’, which includes areas outside Telecom’s FTTN programme. Telecom submitted a joint proposal with Vodafone on 12 November 2010 in which the companies proposed to combine their resources to build new, open access network infrastructure for the provision of broadband in rural areas using a range of technologies.

On 8 December 2010, the Minister announced that three RBI proposals had been shortlisted - the Telecom and Vodafone proposal as well as proposals from Torotoro Waea and FX Networks/OpenGate. The Minister also announced that he anticipated that binding contracts would be signed in 2011.

On 7 February 2011, the Minister announced that the Government had commenced commercial negotiations with Telecom and Vodafone for the provision of RBI services.

Telecommunications (TSO, Broadband and Other Matters) Amendment Bill

On 10 December 2010, the Telecommunications (TSO, Broadband and Other Matters) Amendment Bill had its first reading. The Bill amends the Telecommunications Act 2001 to support the Government’s UFB and RBI initiatives. It also implements changes to the TSO regime announced by the Minister in 2010.

Submissions to Select Committee on the Bill are due on 25 February 2011.

Regulatory reform

WACC guidelines

The Commission’s process is ongoing. Telecom has been making principle-based submissions on proposals for specific industries.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers at a discount to the retail price for them to resell. The Commission released a draft report recommending the removal of two resale service descriptions in the Telecommunications Act (‘the Act’) and narrowing the scope of a third.

On 17 December 2010, the Commission confirmed its draft decision and recommended the removal of two resale service descriptions and the narrowing of the scope of the third. The Minister will now consider whether to accept the Commission’s recommendation. Telecom is awaiting next steps.

TSO Cost Allocation

On 15 December 2010, the Commission released its decision on how the TSO costs for FY10 will be allocated amongst the industry. Telecom will bear 66% of the costs, based on its share of liable revenue.

Refer also to Telecommunications Act litigation described below.

111 Emergency Services Review

On 16 December 2010 the Minister announced that terms of reference for a review of the 111 emergency calling service have been agreed. He announced that the review was designed to ensure a framework which accommodates changing technologies, practices and structures while providing certainty about the governance framework. The Minister anticipates that a draft discussion document will be ready for public consultation around June 2011.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008.

In May 2010, Telecom submitted a fourth variation request seeking to pause or remove a number of migration milestones in light of the UFB initiative. The variation request sought:

•	a pause on Telecom’s obligation to migrate its existing retail broadband customers onto a new broadband product that consumes a UBA service from Telecom Wholesale;

•	the removal of the requirement to migrate 17,000 telephone lines from the PSTN platform to a primary line VoIP service consuming Wholesale broadband inputs by December 2010; and

•

a pause on the obligation for Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom has proposed to continue meeting these milestones using existing systems in the interim.

The Minister approved Telecom’s fourth variation request, with some changes. In particular:

•	the milestone to migrate existing retail broadband customers onto a new UBA based broadband product has been deferred by 18 months;

•

the removal of the requirement to migrate 17,000 telephone lines from the PSTN, although Telecom must provide a report back to the Minister in March 2011 on progress made in developing the VoIP service; and

•

in March 2011, Telecom can provide an alternative proposal for the Core Future Mode of Operation (‘FMO’) Milestones. If the Minister does not accept the alternative proposal, Telecom must meet the Core FMO milestones within 18 months (or a longer time period if recommended by an independent advisor).

UCLL backhaul and UBA backhaul standard terms determinations

The Commerce Commission (‘the Commission’) is currently considering the competition test to be applied to UCLL backhaul and UBA backhaul. In its draft decision on these services the Commission simplified its criteria for the assessment of competition (the ‘near entrant test’). Any alternative backhaul operator that is within one to two kilometres of a Telecom exchange will be considered a competitive constraint on Telecom unless it has publicly stated that it does not intend to connect to that exchange. The Commission also proposed to apply a consistent approach for UCLL backhaul and UBA backhaul.

Under this new framework, the Commission has concluded that Telecom faces competition from other backhaul providers on 111 out of 207 UCLL backhaul links and 37 out of 92 UBA backhaul links.

Telecom made submissions on this draft report on 7 October 2010. The Commission anticipates releasing a final report in early 2011.

UBA standard terms determination

Application to VDSL services

On 16 April 2010, the Commission confirmed that VDSL will only be captured by the regulated terms in the UBA standard terms determination (‘UBA STD’) if Telecom chooses to use VDSL2 to deliver the regulated services. This means that Telecom can choose which technology it wants to deliver the regulated services and it can offer commercial VDSL2 based services at differentiated prices.

The UBA STD does, however, require Telecom to notify both the Commission and the industry 30 working days before it launches a new UBA variant (which includes UBA services delivered over VDSL2 technology). The Commission may then initiate a review of the UBA STD to consider whether the regulated terms should be extended to apply to the new UBA variant. The Commission did state in its decision that, given Telecom has confirmed it will provide the service to the same equivalence standard as the regulated UBA services, it is unlikely to instigate a review. Instead, the Commission intends to observe its performance in the market and consider a review only if competition issues arise which necessitate such action.

On 21 September 2010, Telecom Wholesale notified the Commission and the industry that it intended to soft launch a commercial VDSL2 service. The soft launch commenced on 4 October 2010.

On 21 December 2010, the Commission released its final decision, concluding that Telecom’s VDSL2 service did not need to be regulated and fell outside the UBA STD.

Data cost calculation

In February 2010 the Commission initiated a review of the data cost used as an input into the UBA price calculation. In October 2010 the Commission released a revised draft clarification for consultation which estimated the revised data cost to be $0.81 per GB per month. Telecom made submissions on the revised draft clarification in October 2010. Other parties made cross-submissions in January 2011. Telecom made further submissions on 9 February 2011 and awaits next steps from the Commission.

UBA competition test

In June 2010, the Commission announced that it was commencing a review of the competition test for UBA. The competition test, which applied from December 2009, allows the Commission to consider whether Telecom faces competition in the market for the provision of UBA. The Commission is currently seeking information from relevant parties to inform its review. The Commission released its draft competition review in October, which proposes that Telecom’s UBA service is de-regulated in 51 exchange areas. The Commission’s final decision is expected in February 2011.

UBA with SLES

In January 2010, a number of access seekers wrote to the Commission raising concerns with the price that Telecom Wholesale proposed to charge for UBA when it was taken in conjunction with the Chorus sub-loop extension service (‘SLES’). The Commission issued a final clarification in October 2010 confirming that Telecom was required to charge the ‘clothed’ UBA price when access seekers were also purchasing SLU and SLES from Chorus.

In October 2010, the Commission initiated an investigation into whether Telecom was in breach of its operational separation undertakings by virtue of the fact that Telecom Wholesale charged Telecom Retail the clothed UBA price when Telecom was taking SLES (as an input into a POTS service). Telecom provided an initial response in relation to the investigation and continues to actively engage with the Commission.

Trans-Tasman mobile roaming

In May 2010 the Ministry of Economic Development released a discussion paper on trans-Tasman roaming rates and pricing transparency in conjunction with Australia’s Department of Broadband, Communications and the Digital Economy. Telecom made submissions on the discussion document in July 2010. The Ministry of Economic Development had expected to release a report by the end of last calendar year. No update has been provided. Telecom is also working with industry through the Telecommunications Carriers Forum (‘TCF’) to agree minimum consumer information standards for international roaming.

Mobile termination access services

On 4 August 2010 the Minister accepted the Commission’s recommendation to regulate mobile termination rates. The Commission commenced its standard terms determination (‘STD’) process on 28 September 2010. The Commission held a scoping workshop in early October and issued notice to Vodafone to prepare a Standard Terms Proposal by 5 November 2010. The Standard Terms Proposal will be subject to consultation. The Commission will then prepare a draft STD and carry out a consultation process.

On 23 December 2010, the Commission released its draft determination on the standard terms and mobile termination rates. Their draft view is that the termination rate for voice calls to mobile networks should be 4.6 cents per minute and that text messages should be exchanged on a bill and keep basis. Telecom made submissions on the draft determination on 7 February 2011 and continues to participate in the process.

The Commission intends to complete the STD by the end of March 2011.

Digital Dividend

The Government announced in September 2010 that the digital switch over would occur in 2013. A process for allocation of bandwidth is yet to be determined.

Number Portability

The Commission’s number portability determination (requiring service providers to provide fixed and mobile number portability) was due to expire in December 2010. In November 2010 the Commission issued a draft determination recommending that the determination be extended. Telecom made submissions on the draft determination on 9 December 2010. On 16 December 2010 the Commission issued a decision that the current number portability requirements would remain in place and that the existing determination would be extended until 2016.

National mobile roaming

On 15 December 2010, the Commission announced that it did not intend to investigate whether the national mobile roaming service should be extended to include price because there are adequate commercial arrangements in place.

Commerce Act litigation

The proceeding brought by the Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commission advised that it does not object to that evidence. The High Court hearing on penalty was held on 6 and 7 December 2010. The Commission sought a penalty in the range of $20 to $25 million, while Telecom submitted that the Court should decline to impose a pecuniary penalty or, alternatively, that a low penalty was appropriate. The Court’s judgment has been reserved.

The hearing of the appeal from the High Court’s liability judgment of 14 October 2009, and any appeal from the High Court’s judgment on penalty, has been set down for 26 September 2011 to 4 October 2011.

The proceeding commenced by the Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is reviewing its entitlement to costs in the High Court.

Telecommunications Act litigation

The various proceedings in relation to the Commission’s FY04, FY05, FY06, FY07 and FY08 TSO determinations remain active. The appellant’s submissions on the appeals in relation to FY04, FY05 and FY06 to the Supreme Court were filed on 15 October 2010, and the respondents’ submissions were filed on 12 November 2010. The hearing of the appeal commences on 21 February 2011.

Other litigation

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) remains active. The High Court has set down a conference to review progress on this matter for 7 March 2011, after postponing an earlier conference set down for October 2010.

Telecom has other ongoing claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

This financial guidance does not reflect any future impact, or the costs arising, from the Government’s UFB initiative, which is likely to reshape the industry in New Zealand.

Telecom currently expects the following outcomes for the year ending 30 June 2011:

•	Adjusted EBITDA of NZ$1.72 billion to NZ$1.78 billion;

•	Depreciation and amortisation of NZ$1.00 billion to NZ$1.06 billion;

•	Effective tax rate of around 33%;

•	Adjusted net earnings after tax of NZ$330 million to NZ$370 million; and

•	Capital expenditure of between NZ$950 million and NZ$1.0 billion (previously NZ$1.0 billion and NZ$1.1 billion).

Telecom currently expects the following outcomes for the year ending 30 June 2012:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million; and

•	Adjusted effective tax rate of 25% to 28%.

Telecom currently expects the following outcomes for the year ending 30 June 2013:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million;

•	Adjusted effective tax rate of 25% to 28%; and

•	Capital expenditure of around NZ$750 million.

The key drivers and assumptions to achieve this guidance are:

•	Reduction in cost;

•	Simplification of the business;

•	Retention of high value customers; and

•	Targeted growth in mobile and IT Services markets.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s 2010 Annual Report, available at: http://investor.telecom.co.nz

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the H1 FY11 investor presentation, the H1 FY11 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ARPU’	Average Revenue per User (or Customer)

‘CFH’	Crown Fibre Holdings Limited

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FMO’	Future Mode of Operation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘MED’	Ministry of Economic Development

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘H1 FY10’	Half Year Ended 31 December 2009

‘H2 FY10’	Half Year Ended 30 June 2010

‘H1 FY11’	Half Year Ended 31 December 2010

‘Q2 FY11’	Quarter Ended 31 December 2010

‘RBI’	Rural Broadband Initiative

‘SLES’	Sub-Loop Extension Service

‘SMS’	Short Message Service

‘SMW3’	South East Asia Middle East Western Europe 3, an optical submarine telecommunications cable linking those regions

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘STD’	Standard Terms Determination

‘TDL’	Telecommunications Development Levy

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra-Fast Broadband

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Local service	529	524	516	510	499
Calling	641	598	518	485	479
Interconnection	91	86	83	95	100
Mobile	420	402	426	400	405
Data	324	320	324	314	299
Broadband and internet	306	304	297	297	290
IT services	255	261	234	252	274
Resale	175	162	147	131	124
Other operating revenue	117	111	126	89	99
Other gains	—	—	—	27	14

	2,858	2,768	2,671	2,600	2,583

Adjusted operating expenses
Labour	468	441	457	436	439
Intercarrier costs	638	601	493	464	490
Other operating expenses	868	842	849	808	786

	1,974	1,884	1,799	1,708	1,715

Adjusted EBITDA	884	884	872	892	868

Note - some comparative information has been represented to align with the current presentation

Group revenue & cost breakdown

Calling
National - $m	362	340	318	305	281
International - $m	252	232	175	160	180
Other - $m	27	26	25	20	18

	641	598	518	485	479
Broadband and internet
Broadband revenue - $m	275	273	270	270	266
Internet revenue - $m	31	31	27	27	24

	306	304	297	297	290
IT Services Revenue
Procurement - $m	109	107	93	103	99
Professional Services - $m	18	18	17	20	20
Managed Services - $m	122	130	118	121	150
Other - $m	6	6	6	8	5

Total IT Services - $m	255	261	234	252	274

Southern Cross Dividends - $m	39	40	44	19	39

Other Operating Expenses
Mobile Cost of Sales - $m	155	137	168	130	126
IT Services Cost of Sales - $m	160	159	140	152	164
Other - $m	553	546	541	526	496

	868	842	849	808	786

FTE Permanent	8,437	8,421	8,350	8,393	7,863
FTE Contractors	813	546	651	622	710

FTE Total	9,250	8,967	9,001	9,015	8,573

Basic EPS	9	13	13	7	9
Basic EPS (Adjusted)	14	13	13	7	8

Dividend per share	12.0	12.0	12.0	12.0	7.0

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m
Adjusted operating revenue and other gains
Chorus	512	516	522	528	538
Wholesale & International	694	681	648	644	661
Retail	1,086	1,052	1,049	1,027	1,012
Gen-i	769	740	722	727	714
AAPT	654	637	570	539	479
T&SS	297	285	306	297	305
Corporate	100	111	113	86	106
Eliminations	(1,254)	(1,254)	(1,259)	(1,248)	(1,232)

	2,858	2,768	2,671	2,600	2,583

Adjusted EBITDA
Chorus	378	389	385	382	391
Wholesale & International	111	101	109	97	46
Retail	200	212	176	230	240
Gen-i	112	107	99	124	105
AAPT	52	62	67	69	48
T&SS	(1)	—	—	(2)	—
Corporate	32	13	36	(8)	38

	884	884	872	892	868

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Local service	7	7	9	13	12
Other operating revenue	8	10	14	8	13
Internal revenue	497	499	499	507	513

	512	516	522	528	538

Adjusted operating expenses
Labour	11	9	10	11	12
Other operating expenses	104	100	107	111	111
Internal expenses	19	18	20	24	24

	134	127	137	146	147

Adjusted EBITDA	378	389	385	382	391

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Chorus

Access Lines (Retail, Gen-i, Wholesale) (000)	1,655	1,639	1,625	1,600	1,579
UCLL Lines (000)	26	37	47	67	76
Other lines (non voice access lines and lines consumed internally) (000)	129	121	116	116	137

Total Access Lines (000)	1,810	1,797	1,788	1,783	1,792

Number of unbundled exchanges at period end	46	64	76	77	101
Number of FTTN cabinets migrated at period end	214	780	1,389	1,995	2,601
Number of customers who could be served by FTTN cabinets (000)	60	163	281	399	553

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	786	836	874	910	941
UCLL (000)	26	37	47	67	76

Total Broadband lines (000)	812	873	921	977	1,017

FTE Permanent	180	193	213	231	258
FTE Contractors	44	20	11	17	7

FTE Total	224	213	224	248	265

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Local service	76	82	93	99	107
Calling	181	163	125	115	136
Interconnection	67	63	64	75	80
Mobile	3	7	4	6	4
Data	41	45	48	49	50
Broadband and internet	41	39	42	43	41
Other operating revenue	11	11	13	13	14
Internal revenue	274	271	259	244	229

	694	681	648	644	661

Adjusted operating expenses
Labour	28	29	29	26	26
Intercarrier costs	268	252	195	189	226
Other operating expenses	26	26	22	19	24
Internal expenses	261	273	293	313	339

	583	580	539	547	615

Adjusted EBITDA	111	101	109	97	46

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Wholesale & International

Local Service
Access Lines (000)	294	326	352	374	402

Calling
National - $m	8	8	9	7	7
International - $m	170	152	113	107	128
Other - $m	3	3	3	1	1

	181	163	125	115	136

Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	7	10	7	8	8
International inward revenue - $m	24	18	13	7	6
International transits revenue - $m	139	124	93	92	114

	170	152	113	107	128

International calling minutes comprised:
International outward minutes (m)	96	80	79	84	83
International inward minutes (m)	272	195	181	113	101
International transits minutes (m)	1,663	1,330	1,385	1,379	1,418

	2,031	1,605	1,645	1,576	1,602

International calling - average revenue per minute:
International outward revenue per minute (cents)	7.29	12.50	8.86	9.52	9.64
International inward revenue per minute (cents)	8.82	9.23	7.18	6.19	5.94

Analysis of international transits:
International transit revenue - $m	139	124	93	92	114
International intercarrier costs - $m	117	95	79	71	96

Gross margin - $m	22	29	14	21	18
Average margin per minute (cents)	1.32	2.18	1.01	1.52	1.27

Interconnect Revenues
PSTN & Other interconnection - $m	32	28	31	33	33
Mobile to mobile interconnection - $m	35	35	33	42	47

	67	63	64	75	80

Broadband and internet
Broadband revenue - $m	41	39	42	43	41
Broadband connections (000)	267	285	296	312	342

Other Operating Expenses
Mobile Cost of Sales - $m	4	2	2	(1)	—
Other- $m	22	24	20	20	24

	26	26	22	19	24

FTE Permanent	396	410	425	399	390
FTE Contractors	48	36	14	12	6

FTE Total	444	446	439	411	396

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Local service	367	359	345	333	320
Calling	190	177	170	158	155
Mobile	301	289	308	286	296
Data	13	11	11	11	10
Broadband and internet	135	141	142	147	150
IT services	8	10	6	8	6
Other operating revenue	10	9	9	13	14
Internal revenue	62	56	58	58	61
Other gains	—	—	—	13	—

	1,086	1,052	1,049	1,027	1,012

Adjusted operating expenses
Labour	83	79	81	81	75
Other operating expenses	231	206	239	195	185
Internal expenses	572	555	553	521	512

	886	840	873	797	772

Adjusted EBITDA	200	212	176	230	240

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,274	1,229	1,191	1,146	1,099

Calling
National - $m	139	128	126	119	119
International - $m	38	35	32	30	28
Other - $m	13	14	12	9	8

	190	177	170	158	155

Analysis of national calls:
National calling revenue comprised
National - $m	51	48	49	50	50
Mobile - $m	78	70	69	62	62
National 0800 - $m	10	10	8	7	7

	139	128	126	119	119

National calling minutes comprised
National (m)	594	580	597	578	590
Mobile (m)	215	199	196	184	180
National 0800 (m)	26	24	24	22	22

	835	803	817	784	792

National calling - average revenue per minute
National (cents)	8.59	8.28	8.21	8.65	8.47
Mobile (cents)	36.28	35.18	35.20	33.70	34.44
National 0800 (cents)	38.46	41.67	33.33	31.82	31.82

Analysis of international calls:
International outward revenue - $m	38	35	32	30	28
International outward minutes (m)	217	196	187	172	165
International outward revenue per minute (cents)	17.51	17.86	17.11	17.44	16.97

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	232	219	222	205	208
Data revenue - $m	114	110	127	127	135
Other mobile revenue - $m	51	46	57	48	48

	397	375	406	380	391

Mobile call minutes (m)	738	757	758	701	698
Mobile call minutes per user per month	56	57	56	52	54
Mobile call price per minute (cents)	31.44	28.93	29.29	29.24	29.80

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.47	24.94	26.40	24.84	26.87
Postpaid - $ per month	55.03	51.79	54.85	51.79	54.79
Prepaid - $ per month	8.80	8.59	8.95	8.79	9.52
Voice - $ per month	17.74	16.59	16.81	15.32	16.32
Data - $ per month	8.73	8.35	9.60	9.52	10.54

Number of mobile customers at period end (000) (New Zealand- Group)
Postpaid	854	856	859	840	829
Prepaid	1,397	1,309	1,431	1,312	1,347
Internal postpaid	12	21	20	19	16

Total mobile customers (CDMA & XT)	2,263	2,186	2,310	2,171	2,192

XT Postpaid (000)	—	66	267	369	518
XT Prepaid (000)	—	27	200	343	492

Total XT customers (000)	—	93	467	712	1,010

Data only devices (000) (Retail & Gen-i)	77	81	101	133	143

Broadband and internet
Broadband revenue - $m	123	128	132	137	142
Internet revenue - $m	12	13	10	10	8

	135	141	142	147	150

Broadband connections (000)	500	531	559	579	580
Dial up connections (000)	151	122	107	93	82

IT Services Revenue
Procurement - $m	2	4	—	—	1
Other - $m	6	6	6	8	5

Total IT Services - $m	8	10	6	8	6

Other Operating Expenses
Mobile Cost of Sales - $m	114	100	127	92	90
IT Services Cost of Sales - $m	7	5	8	2	4
Other -$m	110	101	104	101	91

	231	206	239	195	185

FTE Permanent	2,158	2,064	2,036	2,197	2,004
FTE Contractors	175	111	166	109	101

FTE Total	2,333	2,175	2,202	2,306	2,105

Note

- Some comparative information has been represented to align with the current presentation

- Mobile call minutes per user per month have been represented on an average number of customers across the reporting period.

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m

Adjusted operating revenues and other gains
Local service	64	60	54	53	50
Calling	94	86	84	80	75
Mobile	96	86	98	94	95
Data	206	197	193	181	168
Broadband and internet	13	11	12	11	11
IT services	247	251	228	244	268
Resale	3	3	3	3	2
Other operating revenue	17	12	16	10	7
Internal revenue	29	34	34	47	38
Other gains	—	—	—	4	—

	769	740	722	727	714

Adjusted operating expenses
Labour	172	163	167	160	171
Intercarrier costs	3	—	—	—	—
Other operating expenses	238	230	218	223	230
Internal expenses	244	240	238	220	208

	657	633	623	603	609

Adjusted EBITDA	112	107	99	124	105

Appendix – Supplemental information and KPIs

Financial breakdown by business unit - Gen-i (continued)

Telecommunication solutions	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m

Adjusted operating revenues and other gains
Local service	64	60	54	53	50
Calling	94	86	84	80	75
Mobile	96	86	98	94	95
Data	206	197	193	181	168
Broadband and internet	13	11	12	11	11
IT services	25	20	20	15	31
Resale	3	3	3	3	2
Other operating revenue	8	5	13	7	6
Internal revenue	23	22	20	25	28
Other gains	—	—	—	4	—

	532	490	497	473	466

Adjusted operating expenses
Labour	98	94	92	90	91
Intercarrier costs	3	—	—	—	—
Other operating expenses	87	75	84	69	83
Internal expenses	243	239	235	214	202

	431	408	411	373	376

Adjusted EBITDA	101	82	86	100	90

IT solutions	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m

Adjusted operating revenues and other gains
IT services	222	231	208	229	237
Other operating revenue	9	7	3	3	1
Internal revenue	6	12	14	22	10

	237	250	225	254	248

Adjusted operating expenses
Labour	74	69	75	70	80
Other operating expenses	151	155	134	154	147
Internal Expenses	1	1	3	6	6

	226	225	212	230	233

Adjusted EBITDA	11	25	13	24	15

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	H1 FY09	H2 FY09	H1 FY10	H2 FY10	H1 FY11

Local Service
Access Lines (000)	87	84	82	80	78

Calling
National - $m	76	71	67	65	60
International - $m	7	6	7	5	6
Other - $m	11	9	10	10	9

	94	86	84	80	75

Analysis of national calls:
National calling revenue comprised
National - $m	11	10	9	11	8
Mobile - $m	36	33	32	28	28
National 0800 - $m	29	28	26	26	24

	76	71	67	65	60

National calling minutes comprised
National (m)	134	126	143	139	143
Mobile (m)	145	131	128	121	128
National 0800 (m)	274	289	297	289	301

	553	546	568	549	572

National calling - average revenue per minute
National (cents)	8.21	7.94	6.29	7.91	5.59
Mobile (cents)	24.83	25.19	25.00	23.14	21.88
National 0800 (cents)	10.58	9.69	8.75	9.00	7.97

Analysis of international calls:
International outward revenue - $m	7	6	7	5	6
International outward minutes (m)	31	28	27	25	25
International outward revenue per minute (cents)	22.58	21.43	25.93	20.00	24.00

Broadband and internet
Broadband revenue - $m	13	11	12	11	11
Broadband connections (000)	19	20	19	19	19

IT Services Revenue
Procurement - $m	107	103	93	103	98
Professional Services - $m	18	18	17	20	20
Managed Services - $m	122	130	118	121	150

Total IT Services - $m	247	251	228	244	268

Other Operating Expenses
Mobile Cost of Sales - $m	37	35	39	39	36
IT Services Cost of Sales - $m	153	154	132	150	160
Other - $m	48	41	47	34	34

	238	230	218	223	230

FTE Permanent - Telcommunication solutions	1,193	1,222	1,187	1,172	1,102
FTE Permanent - IT solutions	1,546	1,597	1,588	1,554	1,556

Total FTE Permanent	2,739	2,819	2,775	2,726	2,658

FTE Contractors - Telcommunication solutions	98	60	52	72	78
FTE Contractors - IT solutions	179	120	148	153	241

Total FTE Contractors	277	180	200	225	319

FTE Total	3,016	2,999	2,975	2,951	2,977

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H1 FY09 A$m	H2 FY09 A$m	H1 FY10 A$m	H2 FY10 A$m	H1 FY11 A$m
Adjusted operating revenues and other gains
Local service	15	16	15	12	10	13	11	12	9	8
Calling	176	172	139	132	113	145	137	112	103	88
Interconnection	24	23	19	20	20	20	18	16	15	15
Mobile	20	20	16	14	10	16	17	13	11	8
Data	64	67	72	73	71	52	54	57	58	56
Broadband and internet	117	113	101	96	88	96	91	82	75	70
Resale	172	159	144	128	122	141	127	114	102	95
Other operating revenue	12	12	9	21	4	10	9	9	16	3
Internal revenue	54	55	55	43	41	44	44	43	35	32
Other gains	—	—	—	—	—	—	—	—	—	—

	654	637	570	539	479	537	508	458	424	375

Adjusted operating expenses
Labour	99	88	89	83	75	79	71	70	66	59
Intercarrier costs	367	349	298	275	264	301	280	239	216	207
Other operating expenses	90	90	84	83	61	77	67	68	67	48
Internal expenses	46	48	32	29	31	38	39	25	23	23

	602	575	503	470	431	495	457	402	372	337

Adjusted EBITDA	52	62	67	69	48	42	51	56	52	38

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - AAPT

Local Service
Consumer access Lines (000)	283	247	227	199	n/a

Calling
National - A$m	117	108	95	89	74
International - A$m	28	29	17	14	14

	145	137	112	103	88
Broadband and internet
Broadband revenue - A$m	80	76	68	62	57
Internet revenue - A$m	16	15	14	13	13

	96	91	82	75	70

Consumer broadband connections (000)	142	127	120	113	n/a

Other Operating Expenses - A$m	77	67	68	67	48

	77	67	68	67	48

FTE Permanent	1,331	1,226	1,166	1,120	882
FTE Contractors	93	63	53	40	34

FTE Total	1,424	1,289	1,219	1,160	916

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	4	3	5	3	4
Internal revenue	293	282	301	284	287
Other gains	—	—	—	10	14

	297	285	306	297	305

Adjusted operating expenses
Labour	49	44	53	48	53
Other operating expenses	149	134	152	137	150
Internal expenses	100	107	101	114	102

	298	285	306	299	305

Adjusted EBITDA	(1)	—	—	(2)	—

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - T&SS

FTE Permanent	1,455	1,488	1,516	1,481	1,430
FTE Contractors	164	134	200	209	225

FTE Total	1,619	1,622	1,716	1,690	1,655

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	55	54	60	21	43
Internal revenue	45	57	53	65	63

	100	111	113	86	106

Adjusted operating expenses
Labour	26	29	28	27	27
Other operating expenses	30	56	27	40	25
Internal expenses	12	13	22	27	16

	68	98	77	94	68

Adjusted EBITDA	32	13	36	(8)	38

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Corporate

Southern Cross Dividends - $m	39	40	44	19	39

FTE Permanent	179	221	219	239	241
FTE Contractors	12	2	7	10	18

FTE Total	191	223	226	249	259

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	H1 FY09 NZ$m	H2 FY09 NZ$m	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m

Transformation and regulation
XT mobile network	160	155	29	71	63
FTTN	62	64	78	74	68
FNT	83	67	42	23	7
NGT Retail	13	42	47	62	40
Separation	45	78	92	71	57
Other Regulatory	6	5	5	2	2

Total transformation and regulation	369	411	293	303	237

Business sustaining
IT systems	30	36	22	47	29
Gen-i	52	26	18	41	37
AAPT	42	47	24	53	39
Southern Cross capacity	19	25	33	15	—
Network maintenance and growth	97	104	87	118	73
New products and services	5	1	7	40	29
Other business sustaining	18	31	16	66	36

Total business and sustaining	263	270	207	380	243

Total Group	632	681	500	683	480

Capital expenditure is presented on an accruals basis